UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 12, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ScanSource, Inc.

File No. 0-26926 - CF#35120

———————————————

ScanSource, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits listed below.

Based on representations by ScanSource, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	May 9, 2017	September 18, 2022
10.2	10-Q	May 9, 2017	September 18, 2022
10.37	10-K	August 26, 2013	September 18, 2022
10.38	10-K	August 26, 2013	September 18, 2022
10.39	10-K	August 26, 2010	September 18, 2022
10.34	10-K	August 27, 2009	September 18, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary